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                                                                     EXHIBIT 1

                 AMERICAN STORAGE PROPERTIES ASSOCIATES, L.P.
                          3 World Financial Center
                             New York, NY  10285



                                              February 9, 1996



PERSONAL AND CONFIDENTIAL
- -------------------------

Public Storage, Inc.
600 N. Brand Blvd., Ste. 300
P.O. Box 25050
Glendale, CA  91221-5050

Ladies and Gentlemen:

          The purpose of this letter is to set forth our understanding with regard to the proposed acquisition by Public Storage, Inc. ("you" or "Public Storage") of outstanding limited partnership securities ("Units", a holder of which is a "Unitholder") of American Storage Properties Associates, L.P., a Virginia limited partnership (the "Partnership").

          In response to your request dated November 28, 1995 and in consideration of your agreements set forth in this letter agreement, the Partnership agrees to provide you a current list of names and addresses of the Unitholders along with the number of Units owned by each of them. You may only use the list for a proper purpose that is related to Partnership business, including for the purpose of disseminating the Tender Offer (defined below).

          You agree that if you determine to commence a tender offer for Units, you will do so no later than March 31, 1996 at a price per Unit not less than $419 per Unit and for a maximum of 25% of the outstanding Units (the "Tender Offer"). You represent and warrant that on the date hereof you beneficially own not more than 4 Units. You also agree that prior to the eighteen-month anniversary of the date of this letter agreement, neither you nor any person who is an Affiliate of you (as Affiliate is defined under rule 405 under the Securities Act of 1933, as amended) will, without the prior written consent of the Partnership which may be withheld for any reason, (i) in any manner, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any Units of the Partnership provided, however, that you may commence the Tender Offer for a maximum of 25% of the outstanding Units no later than March 31, 1996 and the Tender Offer may not be open beyond
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May 31, 1996, (ii) in any manner, other than pursuant to clause (i) above, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 5% of the outstanding Units of the Partnership, from Unitholders or otherwise, whether before or after the Tender Offer has expired or been terminated, (iii) propose, or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation or other similar transaction involving the Partnership,
(iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Partnership, (v) disclose any intention, plan or arrangement inconsistent with the terms of this agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any of the actions described in this agreement.

          Public Storage understands that the general partners of the Partnership are considering selling all or substantially all of the assets of the Partnership. The result of this transaction, if approved by a majority vote of the Unitholders, might be the dissolution and liquidation of the Partnership in accordance with the partnership agreement. Accordingly, and in order to avoid disrupting the possible sale of all or substantially all of the Partnership's assets and the required vote of Unitholders, Public Storage agrees that prior to the eighteen-month anniversary of the date of this letter agreement any Units obtained as a result of the Tender Offer as stated in (i) above or in the secondary market as stated in (ii) above will be voted on all issues in the same manner as by the majority of all other Unitholders who vote on any such proposal. Prior to the eighteen-month anniversary of the date of this letter agreement, Public Storage agrees, without the prior written consent of the Partnership, not to make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership or demand a copy of the Partnership's ledgers, list of limited partnership security holders or any other books and records of the Partnership.

          You also agree during such eighteen-month period not to make any proposal or request, directly or indirectly, to amend, waive or terminate any provision of this letter agreement (including this sentence).

          If at any time during such eighteen-month period Public Storage is approached by any third party concerning participation in a transaction involving the assets, businesses or securities of the Partnership or involving any of the foregoing actions, you will promptly inform the Partnership of the nature of such contact and the parties thereto.

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          We each agree that the other of us or our respective Affiliates, as the case may be, shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of the provisions of this letter agreement, in addition to all other remedies available at law or in equity.

          If you agree with the foregoing, please sign and return two copies of this letter agreement, which will constitute our agreement with respect to the subject matter of this letter agreement.

          This letter agreement shall be governed by the laws of the State of New York without giving effect to principles of conflicts of law thereof. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

                                              Very truly yours,

                                              AMERICAN STORAGE
                                              PROPERTIES ASSOCIATES, L.P.

                                              By:  Storage Services, Inc.,
                                                   its general partner



                                              By:  /s/ Paul Abbott
                                                 ------------------
                                                 Name:  Paul Abbott
                                                 Title:  President



CONFIRMED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN

PUBLIC STORAGE, INC.



By:  /s/ Harvey Lenkin
   --------------------
   Name:  Harvey Lenkin
   Title:  President


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